For Immediate Release

FORDING TO MAIL BOARD RECOMMENDATION
TO REJECT NEW SHERRITT OFFER

Calls Offer Inferior to Fording Income Trust

CALGARY — December 22, 2002 — Fording Inc. (TSX/NYSE: FDG) announced that on December 23 it expects to begin mailing its formal unanimous recommendation from its Board of Directors that shareholders reject the new cash and exchange rights offer from Sherritt Coal Partnership II made on December 18, 2002.

After reviewing the 340 page document, and with the advice of its financial and legal advisors, the Board has concluded that the new Sherritt offer is inadequate to Fording’s shareholders, other than Sherritt International Corp. and its partner, the Ontario Teachers Pension Plan Board, and inferior to the Fording Income Trust Plan of Arrangement involving Teck Cominco Limited and Westshore Terminals Income Fund announced on December 4, 2002.

“Shareholders should not be fooled by the new offer. Its bulk does not hide the fact that the offer is based on questionable assumptions, and is inaccurate in a number of areas” said Richard Haskayne, Chairman of Fording Inc. “The reality is that the new offer uses a $1 per share increase in cash that obscures a unit value that could be worth $10 less per unit than a unit of the Fording Income Trust.”

In concluding that the new Sherritt offer is inferior to the Fording Income Trust and in determining to recommend rejection, the Board noted the following:

Fundamental Value Issues

•	Fording believes that the one-year limited amount subordination feature proposed by Sherritt will be necessary, and likely not sufficient, to achieve the distribution levels that Sherritt is claiming under its new offer. After the expiry of the subordination feature, the distributable cash under Sherritt’s new offer will be significantly less than that under Fording’s Income Trust.

•	Sherritt and Teachers would have you believe that under the maximum cash election, they are paying $35.00 per Fording share. But what they are not telling you is that they are effectively paying only $28.41 for each of the 24.3 million Fording shares they can acquire under the maximum cash election. Sherritt and Teachers are effectively getting 6 million Fording shares for free. Stated another way, the manner in which the cash election has been structured under the new Sherritt offer results in a transfer of $210 million of value from the Fording shareholders to Sherritt and Teachers.

•	The price Sherritt and Teachers propose to pay for Fording’s valuable thermal coal assets and its associated stable cash flows vastly undervalues such assets. Further, the substantial, stable and growing cash flows generated for unitholders by these assets in the Fording Income Trust are not replaced in the Sherritt income trust.

•	Sherritt and Teachers propose to sell their metallurgical coal assets to the Sherritt income trust at a price far greater than their fair value.

•	The level of synergies claimed by Sherritt is illusory.

•	Sherritt’s Line Creek mine is high cost and uncompetitive. The modified Cheviot mine, as proposed by Sherritt, does not yet have all required permits to operate the mine and may not be economic.

•	Neptune terminals will be losing a 3 million tonne per year customer when the Luscar mine closes in early 2004. As Fording understands that Sherritt must pay their portion of fixed costs incurred at Neptune, this means this asset may have little or no value.

•	The new Sherritt offer involves long term external management contracts with an affiliate of Sherritt and Teachers at both the operating company and the trust level, with additional costs and management fees being paid over the base fee that Sherritt has publicized.

•	The advice of RBC Capital Markets that the consideration under the new Sherritt offer is inadequate to Fording Shareholders other than Sherritt International Corp., and its partner, the Ontario Teachers Pension Plan Board, and is inferior to the Fording Income Trust from a financial perspective.

Other Important Considerations

•	Fording believes the new Sherritt offer faces a number of regulatory issues which may significantly delay both its advertised take-up and pay date and/or the ultimate issuance of units.

•	The Board has been advised that the new Sherritt offer may be subject to SEC review, which may result in unequal shareholder access to the cash option.

•	The pro forma financial statements in the new Sherritt offer are inaccurate in that they fail to portray the proposed Sherritt income trust as it will exist if all the proposed transactions are completed.

•	The new Sherritt offer raises important governance issues and control questions both in its implementation and the ongoing management of the income trust resulting from the transaction.

•	The new Sherritt offer is highly conditional in favour of Sherritt and the conditions are at Sherritt’s discretion.

The Board’s reasons for rejection are discussed in greater detail below:

THE SHERRITT OFFER PROVIDES MUCH LESS VALUE THAN THE FORDING INCOME TRUST

Effective Price to Sherritt and Teachers Obscured

•	Sherritt and Teachers would have you believe that under the maximum cash election, they are paying $35.00 per Fording share. But what they are not telling you is that they are effectively paying only $28.41 for each of the 24.3 million Fording shares they can acquire under the maximum cash election. Sherritt and Teachers are effectively getting 6 million Fording shares for free. Stated another way, the manner in which the cash election has been structured under the new Sherritt offer results in a transfer of $210 million of value from the Fording shareholders to Sherritt and Teachers.

Distributable Cash in the Sherritt Trust will Decrease After the First Year

•	Fording believes that the one-year limited amount subordination feature proposed by Sherritt will be necessary, and likely not sufficient, to achieve the distribution levels that Sherritt is claiming under the new offer. Fording believes that after the expiry of the subordination feature, the distributable cash under Sherritt’s new offer will be significantly less than that under Fording’s Income Trust.

•	The Board of Directors believes that, absent the short-term one-year limited subordination feature, the true level of distributable cash that would be generated for unitholders of the Sherritt trust in 2003 would be less than $3.00 per unit.

•	The distributable cash amount announced by Sherritt appears to include cash from Sherritt’s Luscar mine which may not be included in Sherritt’s income trust and in any case is closing in early 2004.

Sherritt Mischaracterized the Impact of Foreign Exchange Contracts

•	There is little value for shareholders in Sherritt extinguishing Fording’s foreign exchange commitments. Sherritt has characterized the foreign exchange contracts as a $115 million liability of the income trust. However, the average exchange rate on the 2003 year contracts is $0.65 versus $0.70 in 2002, and therefore it is unlikely that these contracts will result in any material losses in 2003 at current exchange rates and cancelling them will not provide any material savings to shareholders. Furthermore, these contracts protect Fording’s distributable cash from a strengthening Canadian dollar.

The Proposed Value of Sherritt’s Metallurgical Coal Assets is Greatly
Exaggerated

“It is not in our shareholders’ interest to reduce their ownership of low-cost assets in favour of high-cost assets,” said Mr. Haskayne. “Yet that is what Sherritt is asking them to do.”

•	Fording’s year to date mine site costs in 2002 average $25 per clean metric tonne. This compares with the $39 cost in 2002 at Sherritt’s Line Creek mine.

•	The assets being contributed by Sherritt, Luscar and Consol Energy Inc. (being the high-cost Line Creek mine, the interest in the undeveloped Cheviot project and a 46% interest in the Neptune terminal) have been significantly overvalued by the new Sherritt offer at $207 million. Over the 9 month period ending September 2002, these assets generated an operating margin of $3.8 million, and had associated capital expenditures of $2.2 million. Accordingly, the new Sherritt offer values these assets at an annualized price to operating income ratio of more than 40 times. Furthermore, the cash generated by these assets for the trailing 9 month period is just $1.6 million after capital expenditures, but before overhead, debt service costs and taxes, which is a price to discretionary cash flow ratio of approximately 97 times. Sherritt’s metallurgical coal assets therefore are generating negligible operating income and cash flow, and Sherritt is benefiting by selling these grossly overvalued assets at prices they have set themselves.

•	The Line Creek mine, the primary metallurgical coal asset to be contributed to the income trust by Sherritt, is a high-cost, uncompetitive mine and will remain so for the remainder of its life. The metallurgical coal business is a commodity business where profitability and long-term survival are strongly linked to cost control. Sherritt’s own consultant, Norwest Corporation, said of the Line Creek mine: “Since 1999, the mine site cost on a clean basis has increased from $27.99/cmt/year to $39.48/cmt/year to date in October 2002”. This follows a direct increase in the strip ratio as well as increasing waste movement, labour, maintenance and energy costs.

•	The productivity of Sherritt’s Line Creek Mine is significantly lower than the Fording mines. With a strip ratio of approximately 8:1, Fording’s mines and Teck’s Elkview mine are far superior to Line Creek’s ratio of 11:1, and there is no expectation for improvement in the Line Creek ratio, as reported by Norwest. Under the new Sherritt offer, shareholders dilute their interest in the higher-productivity Fording mines and forego ownership in the Teck Elkview mine in exchange for a share of the significantly lower-productivity Sherritt mines.

•	The Cheviot mine, if ever developed, would require significant capital — estimated by Sherritt at $80 million. Sherritt has not provided any plan for funding this major expansion. Furthermore, if Sherritt does not exercise its put option to sell the Luscar mine to the Sherritt trust, the Cheviot mine would not have a processing facility, much less a permit.

Sherritt and Teachers Take Fording’s Thermal Coal Assets For Much Less Than Fair Value

•	Sherritt is significantly undervaluing Fording’s thermal coal Prairie Operations and, by taking these assets for its own account, is precluding shareholders from benefiting from these strategic assets.

•	The Prairie Operations’ EBITDA was $47.6 million in 2001, and the addition of Highvale in 2003 and the expansion at Genesee will significantly increase EBITDA. Based on 2001

EBITDA, and Sherritt’s implied value of $242 million paid for the Prairie Operations, Sherritt is purchasing the Prairie Operations for 5.1 times EBITDA, significantly undervaluing these assets based on their historic profitability, and ascribing no value to expected growth in revenues from adding new operations such as Highvale and increasing production at existing operations such as Genesee which is in the process of increasing its generation capacity.

•	Fording also has substantial undeveloped resources consisting of large tracts of freehold coal with no crown royalty obligations. These resources are strategically located adjacent to existing or prospective power plants. Fording believes that these resources have a value of approximately $100 million based on recent coal rights transactions.

•	Based on the distributable cash flow associated with the Prairie Operations, and the expected cash-on-cash yield implied by the new Sherritt offer, the Prairie Operations would be valued at more than $325 million, without regard to the potential growth of the business or its undeveloped resources. In addition, given the lower risk associated with this stable cash flow business, Fording would expect the Prairie Operations to be valued at a higher multiple of distributable cash flow than the metallurgical assets, resulting in an implied value of approximately $400 million, without regard to the potential growth in the business or its undeveloped resources valued at $100 million. Shareholders should recognize that the new Sherritt offer is structured so that Sherritt and Teachers benefit from buying the Prairie Operations at far less than their fair market value.

•	Over the next four years, based on existing contracts and mine plans, Fording expects the Prairie Operations’ EBITDA to grow at a 7% compound rate. Sherritt does not mention this growth in the value of the Prairie operations as Sherritt and Teachers want to retain this business to the exclusion of Fording shareholders.

•	Contrary to what Sherritt indicates, Fording believes that the Prairie Operations including the Highvale operation in 2003 are ideal assets for an income trust, because of the highly predictable nature of the cash flows they generate. The Prairie Operations are contract operations and royalty interests with returns that are unaffected by volatility in metallurgical coal prices. Under the Sherritt proposal, these benefits accrue to Sherritt, not Fording shareholders.

The Level of Synergies Claimed by Sherritt is Illusory

•	Tax synergies not likely available. A portion of the $50 million of the total synergies claimed by Sherritt relate to mineral tax savings that can only be realized if the Fording mines can take advantage of Line Creek’s substantial mineral tax pools in order to reduce exposure to mineral tax. Fording estimates that the maximum saving appears to be $33 million in the aggregate, claimable over a two year period. Fording believes such tax savings are unlikely to be achieved at all and in any case, would be non-recurring.

•	Shareholders should recognize that Sherritt’s substantial mineral tax pools have accumulated because of a history of weak profitability and/or losses at the mine.

•	Operating synergies are much smaller than claimed. Synergies resulting from mine cost reductions and enhanced blending opportunities will not be achieved because of dissimilar equipment fleets, transport issues and the comparative lack of flexibility of the smaller-volume Sherritt mines.

•	Synergies at Neptune are overstated. Any savings resulting from utilization of the Neptune terminal will be substantially offset or eliminated through increased rail and vessel charges, in addition to potentially increasing fixed costs per tonne when the Luscar mine volumes of approximately 3 million tonnes stop flowing through Neptune. In addition, there will likely be higher port costs at Westshore from reduced volumes. Further, substantially all of the metallurgical coal exported by Fording requires blending and Neptune lacks coal blending capability, which is a key component to enhancing the value of coal being shipped. Rather than provide blending synergies, as Sherritt suggests, Fording would lose much of the benefit it gets from blending today. Further, competitive long-term rates achieved in negotiations with Westshore Terminals for Fording’s shipments would be in peril if the Fording Income Trust is not consummated.

•	Neptune is a smaller terminal with one coal berth and shiploader, designed to accommodate vessels up to 75,000 metric tonnes. In a world of increasingly large vessels requiring rapid loading, Neptune does not meet Fording’s typical shipping requirements. So far this year, over 70% of Fording’s coal was loaded in vessels of over 130,000 metric tonnes deadweight. Neptune can only accommodate vessels of this size by bringing them in and out on high tide, causing delays and costing money. The berth is short, so large vessels have to be shifted back and forth by tugs, which adds to the costs.

•	Sherritt indicates that it could expand the Neptune terminal, but there are permitting issues associated with an expansion; the Neptune terminal is located in North Vancouver and there can be no assurance that permits would be attainable or the costs associated with any expansion would be economically justifiable.

THE NEW SHERRITT OFFER DEMONSTRATES WEAK GOVERNANCE

“Given the strong stand the Ontario Teachers’ Pension Plan Board has taken on governance issues in the past, we were surprised to see the approach they are supporting as partners in Sherritt Coal Partnership II’s offer, and in particular their refusal to provide an appropriate amount of time for our shareholders to consider their offer,” said Mr. Haskayne.

Trust and Business to be Externally Managed by Sherritt and Teachers

•     At a time when investors are questioning the use of external managers, Sherritt proposes to externally manage the trust for a range of fees that may significantly increase costs over those they have advertised. The management contract would be for five years, plus renewals. The clear question is: When will they propose internalization?

•     The Sherritt-appointed manager would also manage the Luscar Energy Partnership, a competing coal company owned by Sherritt and Teachers, which could cause conflicts of interest.

•     Sherritt’s “promise” of management costs capped at a level equal to Fording’s 2002 management costs does not include:

•	Any additional fees to Sherritt for all costs of the Trust, such as all of its public company costs. These costs have been conservatively “budgeted” by Fording to anticipate trust costs. The actual costs by Fording will be as incurred and may be substantially less than the $2 million budget.

•	Fees and costs for administering the trust and additional payments for undefined “extraordinary” services and other third party management costs.

•	Fording management has demonstrated years of productivity improvements and cost reductions. This type of performance, from a management aligned with Shareholders as is presently the case at Fording, can far outweigh any inferred savings in management costs under the structure proposed by Sherritt. The proposed option plan under the Fording Income Trust is no greater in size than the existing Fording option plan.

The new Sherritt offer raises significant questions about Governance and Control of the Sherritt Trust and, more importantly, the operating coal company.

•	Sherritt as manager controls the business with limited oversight from the operating company’s board.

•	There will be no independent trustees or board members until some uncertain future exchange date. Proposed independent trustees and board members are to be initially appointed by Sherritt and are not identified.

•	Thereafter, Sherritt is entitled to four board members even with as little as 15% interest of the operating coal company. Sherritt has made no commitment to vote for a majority of independent members of the operating company’s board.

•	All of the proposed non-arms length asset transfers for the benefit of Sherritt and its partners take place prior to the appointment of independent trustees and directors.

•	There is no provision for ongoing Independent Trustee or Board member approval of related party transactions.

•	There are no express coat-tail provisions to protect unitholders if Teachers and Sherritt should sell their interest in the MetCoal Company which represents control of the Sherritt Trust.

•	Sherritt can convert its operating company interest into trust units. Fording believes that Sherritt will have 53% of the economic interest in the venture and, on conversion, 53% of the Sherritt trust units, including Teachers’ existing position. Sherritt together with its joint venture partners will directly or indirectly own 58.5% of the business.

Significant Risk of Delay in the Sherritt Offer

•	Sherritt and its newly formed trust have filed a registration statement with the SEC for its exchange rights and related Sherritt trust units using the Canada-US multijurisdictional disclosure system. US counsel has advised Fording that there are serious questions as to whether such securities are eligible to be registered under such system. If such system is not available, registration of such securities will be subject to SEC review, a process that frequently takes months.

The Sherritt Offer May Not Treat Shareholders Equally

•	If a US registration of the exchange rights cannot be properly effected, Sherritt purports to be able to offer only cash to US holders of Fording shares. This would reduce the amount of cash available to Canadian holders unless Sherritt were to increase the maximum total cash in its offer.

Risk That Shareholders may never get Income Trust Units From Sherritt

•	If the exchange rights cannot be exercised for Sherritt trust units by September 2003, exchange right holders will get shares of a metallurgical coal company instead of trust units and will not enjoy the more favourable valuations and tax efficiencies associated with an income trust structure.

The Sherritt Trust Pro Forma Financial Information is Materially Inaccurate

•	The new Sherritt offer documents include pro forma financial statements of the proposed combined entity that are materially inaccurate since they include Fording’s thermal coal assets as part of the proposed Sherritt income trust when, in fact, Sherritt intends to transfer those assets to another entity. In addition, the statements fail to include Sherritt’s metallurgical coal properties, although they will form part of the Sherritt income trust. Accordingly, the pro forma statements provide no guidance as to what Sherritt’s income trust would look like if its offer were completed. They include assets that are being stripped out and exclude those that are being added, so that the relative value proposition is unclear.

•	Sherritt’s pro forma statement of distributable cash for its trust includes the effects of the transfer of Fording’s thermal assets, the acquisition of the Sherritt metallurgical coal, properties and the acquisition of the Luscar mine (which is fully at Sherritt and its partners’ option), while the pro forma financial statements of the Sherritt income trust ignore all of these transactions.

•	Sherritt’s pro forma statement of distributable cash for the nine months ended September 30, 2002 severely distorts Fording’s foreign exchange hedge position. In the pro forma statements, the elimination of the hedge is shown as an add-back of $65 million for the nine month period, which Sherritt annualizes to $86 million for the year (or $1.49 per Unit). In fact, at the noon exchange rate on December 19, 2002 of $0.646, Fording’s foreign exchange hedges would represent a hedge loss of approximately $7 million in 2003. As previously disclosed, Fording’s foreign exchange forward contracts for the years 2003 through 2006 are at approximate market rates of US$/C$0.65, $0.66, $0.66 and $0.62, respectively.

THE FORDING INCOME TRUST IS CLEARLY SUPERIOR

“We strongly believe our shareholders, given the appropriate time to review the real Sherritt offer, will see it for what it really represents, and will not be influenced by an inflated offering circular or by simplistic and incomplete advertisements,” Mr. Haskayne said.

Fording Income Trust Will Provide Greater Distributable Cash/Unit Value:

•	Under Fording’s enhanced arrangement, it is anticipated that unitholders will receive distributions of $1.05 per unit in the first quarter of 2003, the same amount stated to be available under the new Sherritt offer by virtue of its subordination feature.

•	Fording believes that the one-year limited amount subordination feature proposed by Sherritt will be necessary, and likely not sufficient, to achieve the distribution levels that they are claiming under their new offer. Fording believes that after the expiry of the subordination feature, the distributable cash under Sherritt’s new offer will be significantly less than that under Fording’s Income Trust.

•	Further, in 2004, without subordination, Fording expects that, assuming a stable coal price, distributions from the Sherritt income trust will further decrease. Distributions under the Fording Income Trust, enhanced by real synergies, are expected, on the same basis, to increase going forward resulting in a significantly higher implied value for the units to be issued by the Fording Income Trust as compared to those to be issued under the new Sherritt offer.

No Regulatory Uncertainty

•	Fording’s enhanced arrangement is not subject to any regulatory uncertainty since all necessary approvals have been, or will be received prior to the shareholder meeting. Further, all necessary steps have been taken to ensure that the units of the Fording Income Trust will be freely tradeable upon issuance, unlike the units proposed to be issued under the new Sherritt offer which may be subject to SEC review, a process that can take months.

Real and Continuing Synergies

•	The combination of the Fording coal business with that of Teck will result in real synergies that will be available over the long term. For example, the large volume of higher rank, quality coal produced by Teck’s Elkview mine provides significant blending and marketing opportunities when combined with the production from the Fording mines.

•	In addition, the large open pit configuration of the Elkview mine utilizes large-scale equipment similar to the equipment used at the Fording mines, which provides significant opportunities for cost, purchasing and stores inventory savings. These savings are unavailable from combining with the small-scale, small equipment Line Creek mine.